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                          Morgan, Lewis & Bockius LLP
                                101 Park Avenue
                            New York, New York 10178

VIA EDGAR

January 13, 2006

U.S. Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: JAG Media Holdings, Inc.

Ladies and Gentlemen:

                  On behalf of our client, JAG Media Holdings, Inc. ("JAG Media"), we are transmitting for filing a Registration Statement on Form S-4 (the "Registration Statement) of JAG Media relating to shares of common stock, par value $0.00001 per share, of JAG Media (the "JAG Media Common Stock") to be issued in connection with the proposed merger of Cryptometrics Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of JAG Media, with and into Cryptometrics, Inc.

                  A filing fee of $1,972.04 in respect of the JAG Media Common Stock being registered pursuant to the Registration Statement, calculated in accordance with Rule 457(c) and 457(f) under the Securities Exchange Act of 1933, as amended, is being wired to the United States Securities and Exchange Commission simultaneously with the filing of the Registration Statement.

                  Please contact the undersigned at 212-309-6103 should you have any questions regarding the Registration Statement on Form S-4.


Very truly yours,

/s/ Martina A. Brosnahan

Martina A. Brosnahan


cc: JAG Media Holdings, Inc.
    Thomas J. Mazzarisi, Chief Executive Officer